Mail Stop 3561

								July 12, 2005


Mr. Gary Wolfe
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re:	Quintana Maritime Limited
	Amendment No. 2 to Registration Statement on Form S-1
	Filed on 6/30/05
      File No. 333-124576

Dear Mr. Wolfe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We have reviewed your response to our prior comment number 1, but we also note per page 37 of the MD&A section of your document that you anticipate making awards under your company`s 2005 stock incentive plan. Although you currently have not established the amounts of such awards and do not have an estimate of expenses that may be associated with the plan, if it is determined that stock awards will be granted prior to or in connection with your planned public offering, please tell us and revise the MD&A section to discuss the number of options to be granted and the amount of expense that the company expects to recognize in connection with the option grants. Your response and your revised disclosure should also explain how any expense to be recognized will be determined. If you do not expect to make any grants prior to or in conjunction with your offering, please note this in your response.

Summary of Consolidated Financial Data, page 8
Selected Consolidated Financial Data, page 30
2. Please revise footnote (2) to state that to the extent the underwriter`s over-allotment option is not exercised, the
2,505,000
shares which were not purchased will be distributed to your company`s sole shareholder as a stock dividend.

Risk Factors
Risks Relating to Our Common Stock
Future sales of our common stock could cause ...our common stock to decline, page 24
3. We note that on page 24 of your document, you state that your company`s existing shareholder will own approximately 20.8% of your company`s outstanding common stock if the underwriters exercise their over-allotment option in full. However you state on page 22 and elsewhere in your document, that your company`s existing shareholder will own 16.6% of your company`s outstanding common stock if the underwriters exercise their over-allotment option in full. As it appears that the shareholder`s ownership would be 16.6% assuming exercise of the over-allotment option in full, please revise your disclosure on page 24 of your document.

Capitalization, page 28
4. Please revise the introductory paragraph to your capitalization disclosures to clearly indicate the amount of the capital contribution to be made prior to the offering by your sole shareholder, the amount of borrowings to be made to finance/refinance the acquisition of five vessels, the amount of deferred financing fees to be written off related to the term loan facility and the amount of bank indebtedness to be incurred to finance a portion of the purchase price for the three remaining vessels in your fleet. Also, disclose the impact on your capitalization in the event that your underwriters exercise their over-allotment option and you are required to pay a cash dividend to your shareholder.

Dilution, page 29
5. Please revise the introductory paragraph to your dilution disclosures to explain the nature and amounts of the other transactions that have been reflected in your pro forma net tangible book value at March 31, 2005 prior to the offering (i.e., capital contribution by shareholder, write-off of financing cost, etc.) and disclose the amount of your pre-offering tangible book value in total and on a per share basis. Also, please clarify in the last paragraph on page 29 why the underwriters exercise of their over-allotment option will reduce the amount paid by the existing shareholder for their shares (i.e., because they will receive a cash dividend).
6. Based upon the disclosures in the dilution section of your document, it is unclear how you have determined your company`s pro forma net tangible book value per share as of March 31, 2005 of $10.15. Please tell us or provide disclosure which explains in further detail how this value was calculated. We may have further comment upon receipt of your response.

Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
7. Please remove the restrictive legend that is located above the report of the independent registered public accounting firm prior to the planned effectiveness of the Company`s Form S-1 registration statement. Also, ensure that the dating of your report with regards to Note 7 is completed.

Consolidated Balance Sheet, page F-3
Consolidated Statement of Operations, page F-4
8. Please revise footnote (1), which relates to the pro forma information included in your balance sheet and statement of operations, to state that to the extent the underwriter`s over-allotment option is not exercised, the 2,505,000 shares which were not purchased under the underwriter`s over-allotment option will be distributed to your company`s sole shareholder as a stock dividend.

Consolidated Statement of Shareholders` Equity, page F-5
9. Your consolidated statement of shareholders` equity has not been revised to disclose the number of shares of common stock outstanding after giving retroactive effect to your company`s 7,684.984-for-one stock split. Please revise to give retroactive effect to the stock split.

Other
10. Please consider the financial statement updating requirements outlined in Rule 3-12 of Regulation S-X, upon filing your revised document.
11. Please provide a currently dated consent from your independent public accountant in your amended document. Also, please ensure that the restrictive legend that is currently located above your consent has been removed.

*	*	*

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,



Linda Cvrkel
Branch Chief



Facsimile
Allan Reiss
Vinson & Elkins L.L.P.
212.237.0100
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Quintana Maritime Limited
July 12, 2005
Page 1